                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                SCHEDULE 13D/A

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-1(a)


                             JPS PACKAGING COMPANY
                                (Name of Issuer)

               Shares of Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   46623H102
                                 (CUSIP Number)

                          Mike Hoover, General Counsel
                        Pechiney Plastic Packaging, Inc.
                           8770 West Bryn Mawr Avenue
                                 Mail Suite 064
                          Chicago, Illinois 60631-3542
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 29, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]
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                                  SCHEDULE 13D

---------------------------------
CUSIP No. 46623H102
---------------------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Pechiney Plastic Packaging, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
                                                                        (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS

        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY   7       SOLE VOTING POWER
OWNED BY EACH REPORTING                 5,336,188
PERSON WITH
                                8       SHARED VOTING POWER
                                        0

                                9       SOLE DISPOSITIVE POWER
                                        5,336,188

                                10      SHARED DISPOSITIVE POWER
                                        0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,336,188

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES           [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        96%

14      TYPE OF REPORTING PERSON
        CO
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                                  SCHEDULE 13D

CUSIP No. 46623H102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JPS Acquisition, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
                                                                        (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS

        WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY   7       SOLE VOTING POWER
OWNED BY EACH REPORTING                 5,336,188
PERSON WITH
                                8       SHARED VOTING POWER
                                        0

                                9       SOLE DISPOSITIVE POWER
                                        5,336,188

                                10      SHARED DISPOSITIVE POWER
                                        0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,336,188

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                          [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        96%

14      TYPE OF REPORTING PERSON

        CO
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                                  SCHEDULE 13D

CUSIP No. 46623H102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        George K. Baum Group, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
                                                                        (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY   7       SOLE VOTING POWER
OWNED BY EACH REPORTING                 0
PERSON WITH
                                8       SHARED VOTING POWER
                                        0

                                9       SOLE DISPOSITIVE POWER
                                        0

                                10      SHARED DISPOSITIVE POWER
                                        0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                          [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

14      TYPE OF REPORTING PERSON

        CO

                                  SCHEDULE 13D

CUSIP No. 46623H102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        G. Kenneth Baum Revocable Trust, DTD 2/28/89, as amended 12/8/94

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
                                                                        (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

NUMBER OF SHARES BENEFICIALLY   7       SOLE VOTING POWER
OWNED BY EACH REPORTING                 0
PERSON WITH
                                8       SHARED VOTING POWER
                                        0

                                9       SOLE DISPOSITIVE POWER
                                        0

                                10      SHARED DISPOSITIVE POWER
                                        0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                          [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

14      TYPE OF REPORTING PERSON

        OO

                                  SCHEDULE 13D

CUSIP No. 46623H102

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William D. Thomas Trust, DTD 7/9/96

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[X]
                                                                        (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

NUMBER OF SHARES BENEFICIALLY   7       SOLE VOTING POWER
OWNED BY EACH REPORTING                 0
PERSON WITH
                                8       SHARED VOTING POWER
                                        0

                                9       SOLE DISPOSITIVE POWER
                                        0

                                10      SHARED DISPOSITIVE POWER
                                        0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                          [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%

14      TYPE OF REPORTING PERSON

        OO

This Amendment No. 1 amends and supplements the filing persons' Schedule 13D filed with the SEC on November 7, 2000 (the "Schedule 13D"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D.

Item 4 is amended and supplemented as follows:

Item 4.         Purpose of Transaction

        On October 30, 2000, JPS Acquisition, Inc., a Delaware corporation ("Purchaser"), commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of JPS Packaging Company, a Delaware corporation (the "Company"). The Offer expired at 5:00 p.m. New York City Time on November 28, 2000. On November 29, 2000, Purchaser accepted for payment at a price of $7.86 per share all of the 5,336,188 shares of Common Stock validly tendered and not previously withdrawn in response to the Offer. As a result, Purchaser is the beneficial owner of approximately 96% of the issued and outstanding shares of Common Stock, and Purchaser intends to merge with and into the Company as promptly as practicable.

Item 5 is amended and restated in its entirety as follows:

Item 5.         Interest in Securities of the Issuer

        (a) Purchaser is the record owner of 5,336,188 shares of Common Stock which represent 96% of the total issued and outstanding shares of Common Stock. Pechiney Plastic Packaging, Inc. ("Parent") is deemed to beneficially own all of the shares of Common Stock beneficially owned by Purchaser.

        (b)
                (i) Parent (with Purchaser, its wholly-owned subsidiary) has the sole power to vote or to direct the vote and to dispose or direct the disposition of the 5,336,188 shares of Common Stock as beneficially owned by Parent in Item 5(a).

                (ii) George K. Baum Group, Inc., a Delaware corporation (the "Baum Group") tendered its 1,448,100 shares to Purchaser in the Offer, G. Kenneth Baum Revocable Trust, DTD 2/28/89, as amended 12/8/94 (the "Baum Trust"), tendered its 373,037 shares to Purchaser in the Offer, and William D. Thomas Trust, DTD 7/9/96 (the "Thomas Trust") tendered its 151,730 shares to Purchaser in the Offer.

        (c) On November 29, 2000, Purchaser accepted for payment at a price of $7.86 per share all of the 5,336,188 shares of Common Stock validly tendered and not previously withdrawn in response to the Offer. Also during the past 60 days, the Baum Group tendered its 1,448,100 shares to Purchaser in the Offer, the Baum Trust tendered its 373,037 shares to Purchaser in the Offer, and the Thomas Trust tendered its 151,730 shares to Purchaser in the Offer.

        (d)     Not applicable.

        (e) On November 29, 2000, as indicated above, the Baum Group, the Baum Trust and the Thomas Trust ceased to be beneficial owners of more than 5% of the Common Stock.
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                                   SIGNATURE

        Each Reporting Person agrees to the filing of this Schedule 13D, which is being filed on behalf of each of them.

        Each Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2000

PECHINEY PLASTIC PACKAGING, INC.        JPS ACQUISITION, INC.


By /s/ Mike J. Hoover                   By /s/ Mike J. Hoover
   -----------------------------           -------------------------------
Name:  Mike J. Hoover                   Name:  Mike J. Hoover
       -------------------------               ---------------------------
Title: Vice President, General          Title: Secretary
       -------------------------               ---------------------------
       Counsel and Secretary
       -------------------------

GEORGE K. BAUM GROUP, INC.              G. Kenneth Baum, as trustee of the
                                        G. KENNETH BAUM
                                        REVOCABLE TRUST DTD 2/28/89,
By /s/ George K. Baum                   as amended 12/8/94
   -----------------------------
Name:  George K. Baum
       -------------------------
Title: Chairman                         By /s/ George K. Baum
                                           -------------------------------

William D. Thomas, as trustee of the
WILLIAM D. THOMAS
TRUST DTD 7/9/96

By /s/ William D. Thomas
   ---------------------------------